Magnuss Corp.



ANNUAL REPORT

580 Riverside Ave.

Westport, CT 06880

0

www.magnuss.com

This Annual Report is dated April 25, 2022.

BUSINESS

Magnuss is a maritime technology firm established to provide modern auxiliary wind-based propulsion for global shipping. The Magnuss VOSS or Vertically-variable Ocean Sail System is a patented fuel saving technology, supporting the de-carbonization of the shipping industry. The VOSS will enable significant reduction of both fuel costs and greenhouse gas emissions of ships. This addresses major problems facing the global shipping industry in terms of energy consumption and environmental impact.

With high fuel costs and air pollution under ever-increasing scrutiny and regulation, the shipping industry faces economic and environmental challenges: (i) Economic - costly fuel represents a high percentage of bulk cargo shipping expense. (ii) Environmental - the shipping industry is among the highest CO_2 emitters worldwide, ranking sixth on a list of nations, between Germany and Japan. Today, shipping is responsible for one billion tons of CO_2 per year; that's more carbon annually than is produced by all the cars in the US. The recognized threat that these emissions have for the planet will thus increase an already significant fuel cost.

At Magnuss, we have developed and patented a solution that increases fuel economy and reduces harmful emissions, by harnessing the wind. This addresses major problems facing the global shipping industry in terms of energy consumption and environmental impact. The idea is to augment ship propulsion with sails and supplement a ship's installed engine power with a wind-based propulsion system to deliver three benefits:

(i) predictable, repeatable, industry acknowledged fuel savings up to 50% for an industry breaking its back to save 2-4%,

(ii) a substantial and differentiated means to reduce carbon emissions in the face of tightening regulations, and

(iii) an industry and class-approved design that meets the needs of today's global oceanic shipping industry.

Our solution aims to dramatically reduce a ship's fuel consumption and carbon footprint, predicated on a proven technology, re-engineered to fit today's global shipping infrastructure.

Inspired by past ingenuity, Magnuss re-imagined sail technology, called the Flettner rotor which was first sea-trialed in the 1920's by aviation engineer Anton Flettner. At Magnuss, we improved the Flettner rotor design by making it transformable. Introducing the Magnuss VOSS or Vertically-variable Ocean Sail System, a wind-based propulsion system embedded in a cargo ship as a retrofit.

The Magnuss VOSS, is the cutting-edge mechanical sail that can be installed in new and existing vessels with the potential to slash fuel consumption and emissions in half. The Magnuss VOSS augments a ship's installed engine power with a propulsion system that converts wind into forward thrust. Its game-changing innovation is retractability—allowing the sail to be stowed below deck and free up port operations.

Magnuss Corp. is currently in the pre-revenue stage of development. Magnuss Corp. is a New York C-Corp that is headquartered in Connecticut.

Magnuss Corp. was initially organized as Magnuss Ltd., a Bermuda exempted company on October 19, 2011. On November 24, 2015, Magnuss Ltd. merged into its subsidiary, Magnuss Services, Inc. a New York registered C-Corp that was incorporated on January 11, 2013. On November 1, 2016, Magnuss Services, Inc. was renamed to Magnuss Corp. which owns all of the intellectual property and patents.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $545,000.00

Number of Securities Sold: 60,581

Use of proceeds: company operations

Date: September 15, 2021

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

Prior Two Fiscal Years Compared

Magnuss has operated the business with support from investment capital. Magnuss has successfully funded the company since 2011 with investments from 30 investors to date. After nearly a decade of investment in design, certification, international patents, and customer validation, R&D efforts have yielded:

• Verified proof of concept

• Novel and defensible patented intellectual property

• Robust engineering substantiated with class approval

• Finalized fabrication and assembly plans with a manufacturer

• Completed installation plans, vetted by top shipbuilders

• Validated high-quality customer interest

• Developed a full- scale, ship deployment plan based on joint industry collaboration

In the early years, a large fraction of expense resulted from R&D. Magnuss completed the design and engineering for its patented VOSS technology and obtained approval from Lloyd's Register, the UK classification society. This approval means the design meets the highest standard for quality in global shipping. Subsequently, a portion of expenses were allocated to intellectual property protection. Magnuss protects its intellectual property through issued patents (owned by Magnuss Corp.). Magnuss has 18 patents spanning 16 countries worldwide. Roughly $30,000 per year can be expected to maintain its patent portfolio.

Expenses

Over the past two years, the Company's expenses consist of, among other things, compensation, marketing, fees for professional services, research and development expenses, and general administrative expenses. Expenses in 2021 increased $14,245 from 2020, due to increases in marketing and professional fees.

Historical results and cash flows:

The historical results and cash flows are not entirely representative of what investors should expect in the future. To date, apart from capital provided by the founders the cash needed to support operations was obtained by selling equity. In the future, once commercial, Magnuss plans to generate revenue from selling/financing VOSS units and driven by ship deployments. Our business model is direct sales to customers and employs several distribution channels. The Magnuss VOSS units are sold directly to shipowners or may be deployed with 3rd party financing. We provide our customers with value by reducing the need for fuel to propel the vessel and helping them meet the demands of increasing environmental legislation. And our contract manufacturing approach affords capital efficiency, high free cash flow, low-cost production, low overhead, and limited inventory. To scale the business, Magnuss can leverage project finance, fully supported by a share of the savings to accelerate deployment at no cost to the ship owner.

Magnuss is now ready to expand, drawing on nine years of investment in design, certification, patents, and customer validation and leverages support from a deep network of shipping operational and technical expertise. We have a full-scale ship deployment plan in place, through our joint industry work with ship owners, charterers, and shipyards. In this next phase, Magnuss will continue in collaboration with industry partners, to develop one of the largest ever, wind-based propulsion projects.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $13,675.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: SBA PPP - Chase Bank

Amount Owed: $83,530.00

Interest Rate: 1.0%

Maturity Date: April 08, 2025

During 2021, the Company received notice that $41,666 of the loan was forgiven. As of December 31, 2021, remaining balance outstanding is $28,442. The Company is currently making monthly payments of $723.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: James Rhodes

James Rhodes's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, Co-Founder, and Director

Dates of Service: January 01, 2013 - Present

Responsibilities: Mr. Rhodes is responsible for managing the overall operations and resources of the firm in addition to strategy, corporate development, finance, tax and accounting, sales, project development, investor relations. Mr. Rhodes currently does not receive salary compensation for this role and anticipates a salary compensation of $204,000 per year.

Name: Edward Shergalis

Edward Shergalis's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: COO, Co-Founder, and Director

Dates of Service: January 01, 2013 - Present

Responsibilities: Mr. Shergalis is responsible for business and software development, analytics, charterer agreements, patent strategy, marketing, media, and customer engagement. Mr. Shergalis currently does not take salary compensation for his role and has an anticipated salary compensation of $204,000.

Name: Gerard Condon

Gerard Condon is retired and currently services the required hours per week in his role with the Issuer.

Positions and offices currently held with the issuer:

Position: Non-Executive Board Member

Dates of Service: October 21, 2021 - Present

Responsibilities: Non-executive Board Member. Mr. Condon does not currently receive salary compensation for his role.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: James Rhodes
Amount and nature of Beneficial ownership: 416,481
Percent of class: 30.72

Title of class: Common Stock
Stockholder Name: Edward Shergalis
Amount and nature of Beneficial ownership: 416,481
Percent of class: 30.72

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 53,500 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 1,355,823 outstanding.

Voting Rights

One vote per share. Please see the Voting Rights of Securities Sold in this Offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of his authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Stockholders Agreement

The Company currently has certain investors who are party to a Stockholders Agreement which governs their rights. The Company and those specific Stockholders entered into this Agreement for the purposes, among others, of (i) limiting the manner and terms by which capital stock of the Company may be transferred; (ii) adjusting the information rights to reflect current practice; and (iii) providing for certain other rights and obligations of the Stockholders. The investors in this offering are not a party to this agreement.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common share purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the global shipping industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service

It is possible that there may never be an operational sail or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have not yet manufactured a full-scale VOSS. Delays or cost overruns in the development of the VOSS and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We are an early stage company and have not yet generated any profits

Magnuss Corp. was formed on October 19, 2011. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Magnuss Corp. has incurred a net loss since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

Our patents could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patent protection, the Company's value may be adversely impacted. Moreover, patents are limited in their impact to the country of issue. Our patent portfolio may be weaker in some countries compared to others. In addition, though our patents have been issued, they can be challenged such that the Company will be competing without enforceable intellectual property protection in one or more markets.

The cost of enforcing our patents could be prohibitive

Patent litigation is expensive. Even if we believed that a competitor was infringing on one or more of our patents, we might choose not to file suit, should we lack the cash to successfully prosecute a multi-year litigation or for some other reason. Choosing not to enforce a patent could have adverse consequences for the Company, including undermining the credibility of our intellectual property and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents because of the cost, your investment in the Company could be adversely affected.

Credit might not be available when we need it, and issuing more equity, if possible, may dilute your ownership interest

There may be a need to access credit or equity in the future. If we cannot obtain credit, we could be forced to raise additional equity, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors and at a price below its current price. If so, your investment could lose value as a result of this additional dilution and your ownership percentage may be reduced with the addition of more investors. If we are unable to find credit or equity capital, this could result in the Company performing below expectations, which could impair the value of your investment.

There are competitors who are positioned in the market

There are vendors with the economic resources and manufacturing relationships needed to develop, market and sell a competitive product. If these companies are able to bring a product to market at a lower cost, it is possible that our product could be challenged by established players. If that occurs, then the value of your investment may be diminished.

Our product could fail to achieve the sales traction we expect

Our projections assume that we will be able to successfully launch a well-priced product that will gain traction in the marketplace. It is possible that our product will fail to gain market acceptance for any number of reasons. If the product fails to achieve projected sales and acceptance in the marketplace, this could adversely impact the value of your investment.

We could fail to achieve the growth rate we expect.

We expect to generate growth from the investments into project development following this offering. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company, thereby reducing the value of your investment.

We rely on third parties for services essential to the success of our business

We rely on third parties to provide engineering, manufacturing, and installation among other things. It is possible that some of these third parties will fall short and that we will experience delays, defects, errors that will impact our operations and for which we may have little or no recourse to recover damages. As a result, your investment could be adversely impacted by our reliance on third party performance.

The loss of key personnel, or a failure to attract and retain qualified personnel in the future, could harm our business

In the future, the Company may need to hire additional employees. Depending on the circumstances, we may not be able to locate or attract qualified individuals as needed. We may also make costly mistakes in terms of recruiting and hiring. If we are unable to attract, hire and retain the right talent, the business may suffer, thereby adversely impacting the value of your investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment. Following your investment, there may be restrictions on how one can resell the securities. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. While returns may come in the form of an IPO, a strategic sale or dividend distributions, it is possible that market conditions may impede any one of these paths.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company is likely to need additional funds in the future.

The Company, is offering common stock in the amount of up to $1.07 million in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 25, 2022.

Magnuss Corp.

By   /s/ *James Rhodes*

Name: <u>James Rhodes</u>

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

MAGNUSS CORP.

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, AND 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Magnuss Corp.
Westport, Connecticut

We have reviewed the accompanying financial statements of Magnuss Corp., which comprise the balance sheets as of December 31, 2021, and 2020, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
March 16, 2022

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MAGNUSS CORP.
BALANCE SHEETS
DECEMBER 31, 2021 AND 2020
(unaudited)

ASSETS

	2021	2020
CURRENT ASSETS		
Cash and cash equivalents	$ 13,675	$ 55,147
TOTAL CURRENT ASSETS	13,675	55,147
OTHER ASSETS		
Patents	210,127	188,312
TOTAL ASSETS	$ 223,802	$ 243,459

LIABILITIES AND SHAREHOLDERS' EQUITY

	2021	2020
CURRENT LIABILITIES		
Accounts payable	$ -	$ -
SBA PPP loan - current portion	8,437	83,530
TOTAL CURRENT LIABILITIES	8,437	83,530
LONG-TERM LIABILITIES		
SBA PPP loan	20,005	-
TOTAL LONG-TERM LIABILITIES	20,005	-
TOTAL LIABILITIES	28,442	83,530
SHAREHOLDERS' EQUITY		
Treasury stock, see note 5	(75)	(100)
Common stock, see note 5	1	1
Additional paid-in capital	4,063,640	3,933,665
Retained earnings/(Accumulated deficit)	(3,868,206)	(3,773,637)
TOTAL SHAREHOLDERS' EQUITY	195,360	159,929
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 223,802	$ 243,459

See independent accountant's review report and accompanying notes to financial statements.

MAGNUSS CORP.
STATEMENTS OF INCOME
DECEMBER 31, 2021 AND 2020
(unaudited)

	2021	2020
REVENUES	$ -	$ -
COST OF GOODS SOLD	-	-
GROSS PROFIT	-	-
OPERATING EXPENSES		
General and administrative	2,869	3,344
Payroll expense	110,787	111,261
Professional fees	14,081	5,331
Sales and marketing	7,864	1,420
TOTAL OPERATING EXPENSES	135,601	121,356
NET OPERATING INCOME	(135,601)	(121,356)
OTHER INCOME/(EXPENSES)		
Interest expense	(634)	-
Write off of employee advances	-	(27,900)
SBA PPP loan forgiveness	41,666	-
TOTAL OTHER INCOME/(EXPENSES)	41,032	(27,900)
NET LOSS	$ (94,569)	$ (149,256)

See independent accountant's review report and accompanying notes to financial statements.

MAGNUSS CORP.
STATEMENTS OF EQUITY
DECEMBER 31, 2021 AND 2020
(unaudited)

	Treasury Stock		Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount			
BEGINNING BALANCE, JANUARY 1, 2020	-	$ -	1,421,596	$ 1	$ 3,823,665	$ (3,624,381)	$ 199,285
Repurchase of stock	100,000	(100)	(100,000)	-	-	-	(100)
Issuance of common stock	-	-	9,506	-	110,000	-	110,000
Net loss	-	-	-	-	-	(149,256)	(149,256)
ENDING BALANCE, DECEMBER 31, 2020	100,000	$ (100)	1,331,102	$ 1	$ 3,933,665	$ (3,773,637)	$ 159,929
Issuance of common stock	(24,721)	25	24,721	-	129,975	-	130,000
Net loss	-	-	-	-	-	(94,569)	(94,569)
ENDING BALANCE, DECEMBER 31, 2021	75,279	$ (75)	1,355,823	$ 1	$ 4,063,640	$ (3,868,206)	$ 195,360

See independent accountant's review report and accompanying notes to financial statements.

MAGNUSS CORP.
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2021 AND 2020
(unaudited)

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (94,569)	$ (149,256)
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Write off of employee advances	-	27,900
Increase (decrease) in liabilities:		
Accounts payable	-	(29,683)
CASH USED FOR OPERATING ACTIVITIES	(94,569)	(151,039)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for patents	(21,815)	(16,759)
CASH USED FOR INVESTING ACTIVITIES	(21,815)	(16,759)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of SBA PPP loan	(13,422)	83,530
Forgiveness of SBA PPP loan	(41,666)	-
Issuance of common stock	130,000	110,000
CASH PROVIDED BY FINANCING ACTIVITIES	74,912	193,530
NET INCREASE (DECREASE) IN CASH	(41,472)	25,732
CASH AT BEGINNING OF YEAR	55,147	29,415
CASH AT END OF YEAR	$ 13,675	$ 55,147
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ 634	$ -
Treasury stock, see note 4		
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1.   **Summary of Significant Accounting Policies**

The Company
Magnuss Corp. (the "Company") is a maritime technology firm established to provide wind-based propulsion systems for global shipping to reduce fuel consumption and harmful greenhouse gas emissions. The Company is registered in New York and Connecticut, with headquarters in Westport, Connecticut.

The Company was originally established as Magnuss Ltd., in Bermuda on October 19, 2011. On January 11, 2013, Magnuss Services, Inc. was incorporated in the State of New York, as a 100% owned subsidiary of Magnuss Ltd. On November 24, 2015, Magnuss Ltd. merged into Magnuss Services Inc. On November 1, 2016, Magnuss Services Inc. changed its name to Magnuss Corp.

Going Concern
Since Inception, the Company has relied on funds from issuance of common stock to fund its operations. As of December 31, 2021, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2021, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to finish the development of the Magnuss VOSS™.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, and 2020, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2022 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate

See independent accountant's review report.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Risks and Uncertainties (continued)
actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2021.

Patents
The Company has recorded intangible assets at cost. The intangible assets consist of patents. The Company evaluates intangible assets on an annual basis or more frequently if management believes indicators of impairment exist. Such indicators could include but are not limited to (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If management concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, management conducts a two-step quantitative impairment test. The first step of the impairment test involves comparing the fair value of the applicable reporting unit with its carrying value. The Company estimates the fair values of its reporting units using a combination of the income, or discounted cash flows, approach and the market approach, which utilizes comparable companies' data. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, management performs the second step of the impairment test. The second step of the impairment test involves comparing the implied fair value of the affected reporting unit's asset with the carrying value of that asset. The amount, by which the carrying value of the asset exceeds its implied fair value, if any, is recognized as an impairment loss. The Company's evaluation of its intangible asset completed during the year resulted in no impairment losses.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States New York and Connecticut.

1.   **Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company plans to generate revenues by through the installation and sale of the Magnuss VOSS™ system. The Company's payments are generally collected at competition of installation or installments. For the year ending December 31, 2021, and 2020, the Company recognized nil in revenue.

1. **Summary of Significant Accounting Policies (continued)**

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2. **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. **SBA PPP Loan**

In 2020, the Company received loan proceeds of $83,530 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The PPP Loan and accrued interest are forgivable after twenty-four weeks, as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during twenty-four-week period.

The PPP Loan is evidenced by a promissory note, between the Company, as Borrower, and The Small Business Association., as Lender. The interest rate on the Note is 1% per annum, with interest accruing on the unpaid principal balance computed on the basis of the actual number of days elapsed in a year of 360 days. No payments of principal or interest are due during the six-month period beginning on the date of the Note.

3.   **SBA PPP Loan (continued)**

As noted above, the principal and accrued interest under the Note evidencing the PPP Loan are forgivable after twenty-four weeks as long the Company has used the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the Company terminates employees or reduces salaries during the twenty-four-week period. The Company used the proceeds for purposes consistent with the PPP loan. In order to obtain full or partial forgiveness of the PPP Loan, the Company must request forgiveness and must provide satisfactory documentation in accordance with applicable Small Business Administration ("SBA") guidelines. Interest payable on the Note may be forgiven only if the SBA agrees to pay such interest on the forgiven principal amount of the Note. The Company will be obligated to repay any portion of the principal amount of the Note that is not forgiven, together with interest accrued and accruing thereon at the rate set forth above, until such unforgiven portion is paid in full.

During 2021, the Company received notice that $41,666 of the loan was forgiven.

As of December 31, 2021, the company is currently making monthly payments of $723 with 1% APR and Maturity date in April 2025.

Maturity of the note payable is as follows:

December 31, 2022	$ 8,437
December 31, 2023	8,521
December 31, 2024	8,604
December 31, 2025	2,880
	$ 28,442

4.   **Other Income/Expenses**

During the year ending December 31, 2020, the Board of Directors deemed an employee advance, in the amount of $27,900, uncollectible and chose to extinguish the debt with the former employee.

During the year ending December 31, 2021, the Company received notice that $41,666 of the PPP loan was fully forgiven. See Note 3 for further discussion.

5.   **Equity**

Treasury Stock
In fiscal 2020, the board of directors authorized a purchase of 100,000 shares of the Company's common stock for $100. During 2021, 24,721 shares of treasury stock were sold for $130,000. As of December 31, 2021, and 2020, 75,279 and 100,000 shares are classified as treasury stock.

5.   Equity (continued)

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 10,000,000 shares, at $0.000001 par value per share. As of December 31, 2021, and 2020, 1,431,102 and 1,431,102 shares have been issued and 1,355,823 and 1,331,102 are outstanding.

6.   Going Concern

These financial statements are prepared on a going concern basis. The Company registered on January 11, 2013, and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

7.   Subsequent Events

Crowdfunding Offering
On March 7, 2021, the Company launched an offering (the "Crowdfunded Offering") of up to $1,070,000 in common stock. The Company is attempting to raise a minimum amount of $10,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through StartEngine Capital, LLC (the "Intermediary" aka "StartEngine"). The Intermediary will be entitled to receive a 7-13% commission fee and 2% of the securities issued in this offering.

As of March 16, 2022, the Company has successfully raised $115,097 on StartEngine.

Managements Evaluation
The Company has evaluated subsequent events through March 16, 2022, the date through which the financial statements were available to be issued. It has been determined that no events require additional disclosure.

CERTIFICATION

I, James Rhodes, Principal Executive Officer of Magnuss Corp., hereby certify that the financial statements of Magnuss Corp. included in this Report are true and complete in all material respects.

James Rhodes

CEO